UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                                   SC Bancorp
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   783 880 107
                                 (CUSIP Number)

                               Bennett Lindenbaum
                             Basswood Partners, L.P.
                                52 Forest Avenue
                            Paramus, New Jersey 07652
                                 (201) 843-3644

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 10, 1996

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

     Check the following line if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

CUSIP No. 783880107

1.       Name of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons

                  Basswood Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group

                  (a)      [ ]
                  (b)      [x]

3.       SEC Use Only


4.       Source of Funds

                  WC

5.       Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2 (d) or 2 (e)

                  [ ]

6.       Citizenship or Place of Organization

                  Delaware

Number of Shares Beneficially Owned by Each Reporting
Person With:

7.       Sole Voting Power:


8.       Shared Voting Power:

                  718,599

9.       Sole Dispositive Power:


10.      Shared Dispositive Power:

                  718,599

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person

                  718,599

12.      Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares

                  [  ]

13.      Percent of Class Represented by Amount in Row (11)

                  9.6%

14.      Type of Reporting Person

                  PN

CUSIP No. 783880107

1.       Name of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons

                  Matthew Lindenbaum

2.       Check the Appropriate Box if a Member of a Group

                  (a)      [ ]
                  (b)      [x]

3.       SEC Use Only


4.       Source of Funds

                  AF, PF

5.       Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2 (d) or 2 (e)

                  [ ]

6.       Citizenship or Place of Organization

                  United States

Number of Shares Beneficially Owned by Each Reporting
Person With:

7.       Sole Voting Power:


8.       Shared Voting Power:

                  718,599

9.       Sole Dispositive Power:


10.      Shared Dispositive Power:

                  718,599

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person

                  718,599

12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares

                  [  ]

13.      Percent of Class Represented by Amount in Row (11)

                  9.6%

14.      Type of Reporting Person

                  IN

CUSIP No. 783880107

1.       Name of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons

                  Bennett Lindenbaum

2.       Check the Appropriate Box if a Member of a Group

                  (a)      [ ]
                  (b)      [x]

3.       SEC Use Only


4.       Source of Funds

                  AF, PF

5.       Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6.       Citizenship or Place of Organization

                  United States

Number of Shares Beneficially Owned by Each Reporting
Person With:

7.       Sole Voting Power:


8.       Shared Voting Power:

                  718,599

9.       Sole Dispositive Power:


10.      Shared Dispositive Power:

                  718,599

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person

                  718,599

12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares

13.      Percent of Class Represented by Amount in Row (11)

                  9.6%

14.      Type of Reporting Person

                  IN

           This Amendment No. 3 has been filed for the purposes of amending the disclosure in Item 4 and disclosing that the current number of shares of Common Stock in SC Bancorp deemed beneficially owned by Basswood Partners, L.P., Matthew
           Lindenbaum and Bennett Lindenbaum is 718,599.

Item 1.    Security and Issuer.

           No change.

Item 2.    Identity and Background.

           This statement has been filed on behalf of Basswood Partners, L.P. ("Basswood"), a Delaware limited partnership, and Matthew Lindenbaum and Bennett Lindenbaum, the sole principals of Basswood Management, Inc., Basswood's general partner. Basswood's, Matthew Lindenbaum's and Bennett Lindenbaum's principal business address is 52 Forest Avenue, Paramus, New Jersey 07652. Basswood is the general partner of Basswood Financial Partners, L.P. ("the Partnership"), and advises Basswood International Fund, Inc., a Cayman Islands exempted company and certain managed accounts which may from time to time acquire shares of Common Stock, no par value, of SC Bancorp ("Shares"). Matthew and Bennett Lindenbaum also have investment discretion over certain managed accounts which may from time to time acquire Shares.

           Neither Basswood, Matthew Lindenbaum nor Bennett Lindenbaum has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Basswood, Matthew Lindenbaum nor Bennett Lindenbaum has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Matthew Lindenbaum and Bennett Lindenbaum are citizens of the United States.

Item 3.    Source and Amount of Funds or Other
           Consideration.

           As of the date hereof, Basswood, Matthew Lindenbaum and Bennett Lindenbaum may be deemed to beneficially own 718,599 Shares. All 718,599 Shares are held by the Partnership or by Basswood International Fund, Inc., over which Basswood, Matthew Lindenbaum and Bennett Lindenbaum have investment discretion. The Shares were purchased in open market transactions at an aggregate cost of $4,212,677. The funds for the purchase of the Shares held in the Partnership and Basswood International Fund, Inc. over which Basswood, Matthew Lindenbaum and Bennett Lindenbaum have investment discretion have come from the Partnership's and Basswood International Fund, Inc.'s working capital. The Partnership's and Basswood International Fund, Inc.'s working capital includes the proceeds of margin loans entered into in the ordinary course of business with Goldman, Sachs & Co., such loans being secured by the securities owned by such entities.

Item 4.    Purpose of Transaction.

           The Shares beneficially owned by Basswood, Matthew Lindenbaum and Bennett Lindenbaum were acquired for, and are being held for, investment purposes.

           Matthew Lindenbaum and Bennett Lindenbaum are communicating with other shareholders of SC Bancorp and other parties in order to discuss methods of enhancing shareholder value. In that regard, Basswood sent a letter, dated October 9, 1996, to SC Bancorp requesting, under Sections 1600(a) and 1600(c) of the California General Corporation Law, among other things, to inspect and copy the record of holders of Shares. Such letter is filed herewith as Exhibit A. However, Basswood, Matthew Lindenbaum and Bennett Lindenbaum currently have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.    Interest in Securities of Issuer.

           As of the date hereof, Basswood, Matthew Lindenbaum and Bennett Lindenbaum may be deemed to be the beneficial owners of 718,599 Shares. Based on information received from SC Bancorp, at June 30, 1996 there were believed to be 7,476,405 Shares outstanding. Therefore, Basswood, Matthew Lindenbaum and Bennett Lindenbaum may be deemed to be the beneficial owners of approximately 9.6% of the outstanding Shares. Basswood, Matthew Lindenbaum and Bennett Lindenbaum have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares of which they may be deemed to be the beneficial owners. On October 2, 1996, Basswood International Fund, Inc. purchased 5290 Shares in open market transactions for an aggregate cost of $37,625.12. On October 2, 1996 Matthew Lindenbaum purchased 100 Shares in open market transactions for an aggregate cost of $711.25.

Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer.

           No change.

Item 7.    Material to be Filed as Exhibits.

           A letter from Basswood Partners to SC Bancorp, dated October 10, 1996, requesting, among other things, to inspect and copy the record of holders of Shares, is filed herewith as Exhibit A.

           An agreement relating to the filing of a joint statement as required by Rule 13a-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit B.

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                    BASSWOOD PARTNERS, L.P.

                                    By: Basswood Management, Inc.,
                                        its General Partner


                                    By:   /s/ Matthew Lindenbaum
                                          ----------------------
                                          Matthew Lindenbaum, President



                                          /s/ Matthew Lindenbaum
                                          ----------------------
                                             (Matthew Lindenbaum)



                                          /s/ Bennett Lindenbaum
                                          ------------------------
                                              (Bennett Lindenbaum)

October 11, 1996

                                                                       Exhibit A









                                     [LETTERHEAD of BASSWOOD PARTNERS]




                                                              October 10, 1996



Board of Directors
SC Bancorp
3800 East La Palma Avenue
Anaheim, CA 92807-1798

Dear Sirs:

          Basswood Partners L.P. ("Basswood Partners") currently owns 9.6% of SC Bancorp's outstanding shares (including 100 shares as a record holder) and, based on publicly available information, is the largest shareholder of SC Bancorp (the "Company"). We have been a shareholder since June, 1994. Basswood Partners has become convinced that the best means of maximizing value for all of the Company's shareholders is to sell the Company. The recent financial performance of the Company has been very disappointing; it now appears unlikely that the Company will even approach its previously stated goal of a 15% return on equity in 1997. Moreover, we are unaware of any meaningful prospects for improvement; in fact, core earnings seem to be declining. Any effort to improve earnings by an acquisition strategy would involve substantial, and we believe unacceptable, dilution to current shareholders.

          At the same time, we believe that there are likely to be a number of larger institutions that would have a serious interest in purchasing the Company. Recent transactions in California suggest that the Company's shareholders could receive a substantial premium over current market, which we believe the shareholders cannot reasonably expect to achieve, on a present value basis, if the Company attempts to continue its current course. In our view, a failure by the Board to explore seriously the sale option would be inconsistent with its fiduciary obligations to the shareholders.

          Because we believe that the Board does not share our view, we intend to communicate with other shareholders of our Company on matters relating to our mutual interests as shareholders, including but not limited to communicating with the Company's shareholders regarding the financial underperformance by the Company in the recent past and methods to improve the Company's future financial performance and the Company's value to its shareholders. To facilitate this, and to enable the shareholders -- the true owners of the Company -- to communicate their views and better understand their options, pursuant to Section 1600(c) of the California General Corporation Law (the "CGCL"), Basswood Partners requests the right to inspect and copy the record of shareholders of the Company during usual business hours. In addition, pursuant to Section 1600(a) of the CGCL, Basswood Partners requests the right to do both of the following: (i) inspect and copy the record of shareholders' names and addresses and shareholdings during usual business hours on October 21, 1996 and (ii) obtain from the transfer agent of the Company, after paying the usual charges to such transfer agent (the amount of which charges shall be stated to Basswood Partners by such transfer agent), a list of shareholders' names and addresses, who are entitled to vote for the election of directors of the Company, and their shareholdings, as of October 9, 1996. We also request that the Company provide to us the other information and permit us to take the other actions set forth in Annex A as expeditiously as possible. Basswood Partners agrees to reimburse the reasonable out-of- pocket costs incurred by the Company (including those of its transfer agent) in connection with the production of the information requested and in Annex A hereto.


                                            Respectfully,



                                            Basswood Partners, L.P.


                                            By: /s/ Matthrew Lindenbaum
                                                     Matthew Lindenbaum
                                                     President
                                                     Basswood Management, Inc.,
                                                     General Partner

(Enclosure)

                                                                         Annex A









          Basswood Partners, L.P. requests that SC Bancorp (the "Company") provide the following to Basswood Partners, L.P. as expeditiously as possible:

         (a) Magnetic computer tape lists of the shareholders of the Company as of October 9, 1996 showing the name and address of, and number of shares held by, each shareholder of record, together with such computer processing data as is necessary for Basswood Partners to make use of such magnetic computer tape, and printouts of such magnetic computer tape for verification purposes;

         (b) All daily transfer sheets showing changes in the names and addresses of, and number of shares held by, shareholders of record of the Company which are in or come into the possession or control of the Company or its transfer agent, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, from the date of the shareholder lists referred to in paragraph (a) above through May 31, 1997;

         (c) All information in or which comes into the possession or control of the Company or its transfer agent, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, concerning the names and addresses, and number of shares held by, the participating brokers and banks named in the individual nominee names of Cede & Co., and other similar nominees, including omnibus proxies and all "Weekly Security Position Listing Daily Closing Balances" reports issued by The Depository Trust Company; and a list or lists containing the name and address of, and number of shares attributable to, any participant in any Company employee stock ownership, dividend reinvestment, stock purchase or comparable plan in which the decision how to vote or whether to dispose of shares held by such plan is made, directly or indirectly, individually or collectively, by the participants in the plan;

         (d) All information in or which comes into the possession or control of the Company or its transfer agent, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, relating to the names of the Non-Objecting
             Beneficial Owners of shares ("NOBO's") in the format of a printout and magnetic tape in descending order balance (such information is readily available to the Company under Rule 14b-1(c) of the Securities Exchange Act of 1934, as amended, from ADP Proxy Services);

         (e) A stop list or stop lists relating to any shares and any changes, corrections, additions or deletions from the date of the shareholder lists referred to in paragraph (a) above through May 31, 1997; and

         (f) Lists of all holders of record of shares owning 1,000 or more shares arranged in descending order as of October 9, 1996.

Basswood Partners further requests that modifications, additions or deletions to any and all information referred to in paragraphs (a) through (f) above be immediately furnished to Basswood Partners as such modifications, additions or deletions become available to the Company or its agent or representatives through May 31, 1997.

                                                                     Exhibit B









                                    AGREEMENT

          The undersigned agree that this Schedule 13D dated October 11, 1996 relating to the Common Stock of SC Bancorp shall be filed on behalf of the undersigned.

                                    BASSWOOD PARTNERS, L.P.

                                    By: Basswood Management, Inc.,
                                       its General Partner


                                    By:   /s/ Matthew Lindenbaum
                                         ----------------------
                                           Matthew Lindenbaum, President



                                      /s/ Matthew Lindenbaum
                                      ----------------------
                                          (Matthew Lindenbaum)



                                      /s/ Bennett Lindenbaum
                                      ----------------------
                                          (Bennett Lindenbaum)